[redacted]

09042798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2008 (MM/DD/YY) AND ENDING October 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hefren-Tillotson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 Seventh Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Niesslein 412-258-1039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 3 0 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Niesslein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hefren-Tillotson, Inc., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Gale A. Rezner, Notary Public
City of Pittsburgh, Allegheny County
My commission expires March 28, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEFREN-TILLOTSON, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
OCTOBER 31, 2009

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hefren-Tillotson, Inc.**, (the "Company") as of October 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hefren-Tillotson, Inc.** as of October 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 15 through 17 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally & Co., LLC

December 18, 2009

HEFREN-TILLOTSON, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2009

ASSETS		
Cash and Cash Equivalents	$	805,413
Deposits with Clearing Organization		100,000
Receivable From Clearing Organization		5,694,542
Investment Advisory Fees Receivable		84,940
Receivables - Other		39,472
Notes and Advances Receivable - Officers and Employees		1,621,823
Prepaid Expenses		487,162
Securities Owned - At Market Value		7,491,840
Securities Owned - Not Readily Marketable		9,048
Furniture, Equipment, and Leasehold Improvements - At Cost, Less Accumulated Depreciation and Amortization of $2.3 million		1,086,688
Total Assets	$	17,420,928
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions and Other Compensation Payable	$	2,783,938
Deferred Income Taxes Payable		398,419
Accrued Retirement Plan Liability		334,026
Accounts Payable, Accrued Expenses, and Other Liabilities		372,583
Deferred Investment Advisory Fees		2,482,417
Due to Affiliates		935,832
Total Liabilities		7,307,215
Stockholder's Equity		
Common Stock - Par Value $10 Per Share; 50,000 Shares Authorized; 29,012 Shares Issued and Outstanding		290,120
Additional Paid-In Capital		1,881,471
Retained Earnings		7,942,122
Total Stockholder's Equity		10,113,713
Total Liabilities and Stockholder's Equity	$	17,420,928

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF INCOME
YEAR ENDED OCTOBER 31, 2009

REVENUE	
Investment Advisory Fees	$ 12,378,336
Principal Transactions	8,184,637
Service Fees	7,358,329
Commissions	1,929,871
Other	527,287
Total Revenue	30,378,460
EXPENSES	
Employee Compensation and Benefits	20,595,286
Exchange and Clearance Fees	1,285,998
Occupancy	970,347
Communications and Data Processing	474,919
Other Operating Expenses	4,479,576
Total Expenses	27,806,126
Income From Operations	2,572,334
OTHER INCOME (EXPENSES)	
Loss on Disposal of Assets	(3,965)
Interest Expense	(129,358)
Total Other Income (Expenses)	(133,323)
Income Before Provision for Income Taxes	2,439,011
PROVISION FOR INCOME TAXES	
Income Taxes - Current	1,004,923
Income Taxes - Deferred	19,828
Total Income Taxes	1,024,751
Net Income	$ 1,414,260

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED OCTOBER 31, 2009

	Common Stock				
	Number of Shares	Par Value Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2008	29,012	$ 290,120	$ 1,774,420	$ 7,688,342	$ 9,752,882
Net Income	-	-	-	1,414,260	1,414,260
Stock-Based Compensation Recognized	-	-	107,051	-	107,051
Dividends	-	-	-	(1,160,480)	(1,160,480)
Balance, October 31, 2009	29,012	$ 290,120	$ 1,881,471	$ 7,942,122	$ 10,113,713

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED OCTOBER 31, 2009

Subordinated Borrowings at October 31, 2008	$	-
Increases		-
Decreases		-
Subordinated Borrowings at October 31, 2009	$	-

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2009

OPERATING ACTIVITIES	
Net Income	$ 1,414,260
Noncash Items Included in Net Income	
Stock-Based Compensation Recognized	107,051
Depreciation and Amortization Expense	339,355
Deferred Income Taxes	19,828
Loss on Disposal of Assets	3,965
Net Change In Operating Assets and Liabilities (Note 15)	(134,719)
Net Cash and Cash Equivalents From Operating Activities	1,749,740
INVESTING ACTIVITIES	
Payments Received on Notes Receivable - Officers and Employees	437,974
Furniture, Equipment, and Leasehold Improvements Acquired	(417,272)
Net Cash and Cash Equivalents From Investing Activities	20,702
FINANCING ACTIVITIES	
Dividends Paid	(1,160,480)
Net Increase in Cash and Cash Equivalents	609,962
Cash and Cash Equivalents - Beginning	195,451
Cash and Cash Equivalents - Ending	$ 805,413

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid for Interest	$ 129,358
Cash Paid for Income Taxes	$ 1,122,284

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Hefren-Tillotson, Inc., a member of the Financial Industry Regulatory Authority (FINRA), is a registered securities broker-dealer and a registered investment advisor. The Company conducts the majority of its business from its principal office in Pittsburgh, along with five additional offices throughout Western Pennsylvania. The Company is a wholly-owned subsidiary of Masterplan, Inc. (the "Parent").

Description of Business

The Company provides professional financial counseling and planning services. It operates as a full service securities broker-dealer providing traditional brokerage products, investment management services through the HT Asset Management Division, and insurance products.

2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition

Investment advisory fees and service fees are recognized as earned.

Principal and agency security transactions and related commission revenue are recorded on a trade date basis, which is generally the same day as the transaction and in accordance with industry standards.

Commissions and related clearing expenses are also recorded on a trade-date basis as securities and other transactions occur.

Cash and Cash Equivalents and Concentrations of Credit Risk

For purposes of reporting cash flows, the Company considers checking accounts to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits, and highly-liquid investments with financial institutions, and accounts receivable.

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Securities Positions

Securities owned and securities sold, but not yet purchased, are carried at market value as determined by the most recently traded price of each security at the balance sheet date. Investments not readily marketable are valued at estimated fair market value.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

The Company has elected to defer the guidance of the Accounting for Uncertain Tax Positions Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Until that guidance has been adopted, the Company will continue to follow FASB ASC Topic on Contingencies.

Advertising

The Company expenses advertising costs as incurred. Advertising and sponsorship costs were approximately $849,100 for the year ended October 31, 2009.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

The company follows the provisions of FASB ASC Topic on Stock Compensation for stock-based compensation payments awarded to company employees by the Parent. This statement requires compensation expense to be measured based on the estimated fair value of the stock-based awards and recognized in income on a straight-line basis over the requisite service period, which is generally the vesting period or the period of forfeiture lapse.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after October 31, 2009 and through December 18, 2009, the date the financial statements were issued.

3 – RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears transactions on a fully disclosed basis. The net aggregated amount receivable or payable to the clearing organization as it relates to the aforementioned transactions earn or are charged interest at variable rates. Amounts payable, if any, are collateralized by securities owned and receivables due to the Company, subject to margin requirements.

At October 31, 2009, the Company had a receivable from the clearing organization amounting to $5,694,542, of which $2,195,563 represents sweep money market funds.

4 – NOTES AND ADVANCES RECEIVABLE – OFFICERS AND EMPLOYEES

From time to time, the Company makes advances and loans to certain officers and employees. Advances are generally made under short-term, non-interest bearing arrangements. Loans are made under promissory notes that call for fixed repayment terms of principal and interest and are collateralized with the Parent company stock. At October 31, 2009, the Company had advances outstanding of $93,519. At October 31, 2009, the Company also had notes receivable outstanding of $1,507,418 with accrued interest of $18,897. The notes have interest rates ranging from 2.74% to 4.50% per annum and maturing in various years through May 2013.

5 – SECURITIES OWNED OR SOLD BUT NOT YET PURCHASED

Marketable securities owned or sold but not yet purchased are stated at market value. The market values at October 31, 2009 are as follows:

	Securities Owned Market Value
Certificates of Deposit	$ 250,000
Money Market Funds	1,342,720
Municipal Bonds	1,539,360
Mutual Funds	4,359,760
	$ 7,491,840

Municipal bonds consist principally of securities of Pennsylvania municipalities.

As of October 31, 2009, there were no securities sold but not yet purchased.

6 - FAIR VALUE MEASUREMENTS

FASB ASC Topic on Fair Values Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

6 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value.

Certificates of Deposit, Money Market Funds, Mutual Funds, and Municipal Bonds: Valued at closing price reported on the active market on which the individual securities are traded.

Equities: Valued at quoted market prices or at cost based on limited marketability.

There have been no changes in the methodologies used at October 31, 2009.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of October 31:

	Level 1	Level 2	Level 3	Total
Certificates of Deposit	$ 250,000	$ -	$ -	$ 250,000
Money Market Funds	4,042,308	-	-	4,042,308
Municipal Bonds	1,539,360	-	-	1,539,360
Mutual Funds	4,359,760	-	-	4,359,760
Equity Securities	-	5,419	3,629	9,048
	$ 10,191,428	$ 5,419	$ 3,629	$ 10,200,476

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended October 31, 2009:

	Balance November 1, 2008	Realized Gains (Losses)	Purchases and Sales	Balance October 31, 2009
Equity Securities	$ 3,629	$ -	$ -	$ 3,629

7 – LEASE OBLIGATIONS

The Company leases its principal office space from a partnership, whose partners include several officers and/or stockholders of the Company. The Company pays all of the utilities, taxes, repairs, and assessments incurred on the property as part of its lease obligation. During the fiscal year ended October 31, 2009, rent expense related to the principal office space was approximately $197,000, excluding operating costs.

The Company also leases other office facilities, automobiles, and office equipment from third parties under non-cancellable operating leases expiring at various dates through July 30, 2013. During the fiscal year ended October 31, 2009, these rental expenses totaled approximately $638,400.

7 – LEASE OBLIGATIONS (CONTINUED)

As of October 31, 2009, approximate future minimum lease payments under these lease agreements, including the principal office space discussed above, are as follows:

Years Ending October 31,	
2010	$ 820,000
2011	786,600
2012	291,400
2013	165,500
	$ 2,063,500

8 – NET CAPITAL REQUIREMENTS

Under the net capital provision of Rule 15c3-1of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. As of October 31, 2009, the Company had net capital, net capital requirements, and excess net capital of $6,306,657, $460,586, and $5,846,071, respectively.

The Company's aggregate indebtedness to net capital ratio was 1.10 to 1 at October 31, 2009.

9 – INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax return.

The current and deferred portions of income tax expense included in the statement of income, as determined in accordance with FASB ASC Topic on Income Taxes are as follows:

	Current	Deferred	Total
Federal	$ 795,252	$ 25,944	$ 821,196
State	209,671	(6,116)	203,555
	$ 1,004,923	$ 19,828	$ 1,024,751

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation and compensation recognized for stock awards. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994.

10 – RETIREMENT PLAN

The Company has a defined contribution plan (the "Plan") with both profit sharing and 401(k) features. Contributions under the Plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

The Company did and plans to make a profit sharing contribution relating to the retirement plan for the Plan's calendar years ended December 31, 2008 and 2009, respectively. The contribution to the profit sharing plan by the company was approximately $372,800 for the fiscal year ended October 31, 2009.

11 – RELATED PARTY TRANSACTIONS

During the year, the Parent advanced approximately $971,700 (including intercompany interest of $113,268) and received repayments of approximately $975,100 from the Company. The Company's balance due decreased by $3,421 to $935,832 as of October 31, 2009.

The Company reimburses the Parent for shares of Masterplan common stock which are provided to employees of the Company as a non-qualified stock option program established at the discretion of the Board of Directors. The shares are purchased at the prevailing market rate at the time of transfer resulting in compensation expense of approximately $3,000.

12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis. These activities may expose the Company to off-balance-sheet risk in the event the counterparty to the transaction is unable to fulfill its contracted obligations.

13 – STOCK-BASED COMPENSATION

From time-to-time, the Parent company grants nonqualified stock options and enters into other stock-based compensation arrangements in which restricted and non-restricted stock is offered and issued to certain employees for the purchase or grant of its common stock. The stock options exercise and stock award prices, number of shares, vesting, and grant date are determined at the discretion of the Company's Board of Directors. Stock awards and options typically vest in five years or less from the issue date.

The Company follows the provisions of FASB ASC Topic on Stock Compensation. As permitted, the Company accounts for these types of arrangements using the fair value method. The fair value of options and restricted stock awards was estimated on the date of grant.

13 – STOCK-BASED COMPENSATION (CONTINUED)

Restricted Stock – Participants were granted restricted stock awards during 2008 with an exercise price of $3.25 per share, which was equal to the estimated fair value of stock on the grant date based on an independent valuation. Total compensation cost associated with 2008 stock awards was $511,875 and is being recognized over the five-year service period that began on the grant date. Compensation cost in 2009 included under the caption "employee compensation and benefits" in the accompanying statement of income, recognized on stock awards granted in 2008 was $104,111 generating a related tax benefit of approximately $41,600. Unrecognized compensation cost on stock awards as of October 31, 2009 was $355,709.

Stock Options – No stock options were awarded during the year ended October 31, 2009. Compensation expense of $6,549 was recognized in 2009 for options vested and exercised during the year.

14 – CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of October 31, 2009. However, management believes that after final disposition, any resulting financial impact would not be material to the annual financial statements.

15 – STATEMENT OF CASH FLOWS

Components of the net change in operating assets and liabilities, as presented in the accompanying statement of cash flows, are as follows:

(Increase) Decrease in Operating Assets	
Receivable From Clearing Organization	$ (1,901,397)
Investment Advisory Fees Receivable	(12,573)
Receivables – Other	44,852
Notes and Advances Receivable – Officers and Employees	(203,618)
Prepaid Expenses	(133,243)
Securities Owned – at Market Value	3,259,689
Increase (Decrease) in Operating Liabilities	
Commissions and Other Compensation Payable	(245,569)
Accrued Retirement Plan Liability	(491,280)
Accounts Payable, Accrued Expenses, and Other Liabilities	(749,129)
Deferred Investment Advisory Fees	300,970
Due to Affiliates	(3,421)
Net Change in Operating Assets and Liabilities	$ (134,719)

SUPPLEMENTARY INFORMATION

HEFREN-TILLOTSON, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2009

The Ownership Equity Qualified for Net Capital	$ 10,113,712
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-
Total Capital and Allowable Subordinated Liabilities	10,113,712
Deductions and/or Charges:	
Total Non-Allowable Assets From Statement of Financial Condition	(3,289,661)
Other Deduction-Deficit	(8,308)
Net Capital Before Haircuts on Security Positions	6,815,743
Haircuts on Securities:	
Exempted Securities	(375,948)
Debt Securities	(90,604)
Other Securities	(42,534)
	(509,086)
Net Capital	6,306,657
Net Capital Requirements	460,586
Excess Net Capital	$ 5,846,071

See report of independent auditors.

HEFREN-TILLOTSON, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2009
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of October 31, 2009)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 6,306,657
Difference	-
Net Capital, as Reported in the Audited Financial Statements	$ 6,306,657

See report of independent auditors.

HEFREN-TILLOTSON, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2009

Hefren-Tillotson, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC #8-17574) or other distributors. Hefren-Tillotson, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

See report of independent auditors.

OTHER INFORMATION

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Board of Directors of Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of **Hefren-Tillotson, Inc.** (the "Company"), as of and for the year ended October 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, counterparties, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kniery & Co. LLC

December 18, 2009

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2009, which were agreed to by **Hefren-Tillotson, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement vendor records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended October 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended October 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (SIPC assessment analysis, 2009 interim financial statements, and Company general ledger account analyses) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vavrey & Co. LLC

December 18, 2009

SIPC-7T
(28-REV 10/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(28-REV 10/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

010646 FINRA OCT
HEFREN TILLOTSON INC
308 SEVENTH AVENUE
PITTSBURGH, PA 15222-3909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOSEPH M NIESSLEIN 412-258-1039

2 A General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 22,439

B. Less payment made with SIPC-6 filed (exclude interest) (3,863)

5-20-09
Date Paid

C. Less prior year overpayment applied (—)

D Assessment balance due or (overpayment) 19,076

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F Total assessment balance and interest due (or overpayment carried forward) $ 19,076

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19,076

H. Overpayment carried forward $(________)

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

HEFREN TILLOTSON INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 9 day of December, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 10-31, 2009
Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,313,940
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	—
(2) Net loss from principal transactions in securities in trading accounts.	12,493
(3) Net loss from principal transactions in commodities in trading accounts	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	—
(7) Net loss from securities in investment accounts	—
Total additions	12,493
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	8,271,338
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	675,877
(4) Reimbursements for postage in connection with proxy solicitation	—
(5) Net gain from securities in investment accounts	126,638
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	—
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income — $ 76,916	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) — $ 6,281	
Enter the greater of line (i) or (ii)	76916
Total deductions	9,150,769
2d SIPC Net Operating Revenues	$ 9,175,664
2e. General Assessment @ .0025	$ 22,939

(to page 1 but not less than $150 minimum)

HEFREN-TILLOTSON, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

OCTOBER 31, 2009

Lally & Co.

CPAs and Business Advisors